Exhibit 99.1

YY Reports Third Quarter 2016 Unaudited Financial Results

Guangzhou, China, November 21, 2016 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a live streaming platform, today announced its unaudited financial results for the third quarter of 2016.

Third Quarter 2016 Highlights

•	Net revenues increased by 40.3% to RMB2,089.8 million (US$313.4 million) from RMB1, 490.0 million in the corresponding period of 2015.
•	Net income attributable to YY increased by 155.8% to RMB400.0 million (US$60.0 million) from RMB156.4 million in the corresponding period of 2015.
•	Non-GAAP net income attributable to YY increased by 83.7% to RMB435.6 million (US$65.3 million) from RMB237.1 million in the corresponding period of 2015.

“We are extremely pleased to have achieved solid results this quarter with both top- and bottom-line growth across the board,” said Mr. Zhou Chen, Chief Executive Officer of YY. “This growth was primarily driven by the robust 54.5% year-over-year growth in our live streaming business, which was made possible through the successful execution of our business and content strategy. Importantly, we continued to focus on the development of PUGC (Professionally-curated User Generated Content) and PGC. In the third quarter of 2016, we launched a new relationships program and further developed our sports content. Additionally, Huya broadcasting continues to increase its content offerings for mobile game broadcasting and broaden its popularity. Going forward, we will continue to strengthen our content to meet the ever evolving demands of YY’s 98.0 million PC MAU and 53.4 million mobile MAU in the third quarter of 2016. We believe in our ability to build a comprehensive content ecosystem across our two live streaming platforms, YY Live and Huya broadcasting, and are confident that we have the right strategy in place to further fortify our position as China’s leading interactive, live streaming platform.”

Mr. Eric He, Chief Financial Officer of YY, further commented, “For the third quarter of 2016, we continued to see strong revenue growth as total revenues increased by 40.3% year over year to RMB2,089.8 million, primarily driven by a 63.4% year-over-year growth in the total number of paying users to 4.6 million, as well as a solid live streaming revenues growth of 54.5% year over year to RMB1,790.4 million. In particular, Huya broadcasting witnessed continued strong growth with a significant 139.0% year-over-year increase in revenues. Meanwhile, in the third quarter of 2016, mobile revenues contributed 52.8% to YY Live revenues, which demonstrated the improvement we have further made in mobilization. With these exciting growth momentum, we are confident in our ability to maintain healthy revenue growth in the coming quarters. Going forward, we will continue to expand our content offerings and remain agile in adopting new and innovative ideas to further differentiate the user experience on our platform from our competitors.”

Third Quarter 2016 Financial Results

NET REVENUES1

Net revenues increased by 40.3% to RMB2,089.8 million (US$313.4 million) in the third quarter of 2016 from RMB1,490.0 million in the corresponding period of 2015, primarily driven by the increase in live streaming revenues. Live streaming revenues, which mainly consisted of revenues from YY Live, online dating, Huya broadcasting, PK Show, ME App, and other live streaming services, increased by 54.5% to RMB1,790.4 million (US$268.5 million) in the third quarter of 2016 from RMB1,159.2 million in the corresponding period of 2015. The increase in live streaming revenues was primarily driven by the growth of online dating revenues and Huya broadcasting revenues.

1 From the third quarter of 2016, the Company changed revenue segmenting to live streaming, online games, membership and others. The Company believes this new method better captures the way it generates revenues and is more transparent and reliable than breaking down revenues by business lines as previously presented.

Revenues from online games were RMB149.5 million (US$22.4 million) in the third quarter of 2016, as compared to RMB168.3 million in the corresponding period of 2015, which primarily reflects the continued softness in China’s web game market.

Revenues from membership were RMB68.8 million (US$10.3 million) in the third quarter of 2016, as compared to RMB76.3 million in the corresponding period of 2015.

Other revenues, mainly including revenues from the Company's online education platform and online advertising revenues, were RMB81.1 million (US$12.2 million) in the third quarter of 2016, compared with RMB86.2 million in the corresponding period of 2015.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 40.8% to RMB1,275.0 million (US$191.2 million) in the third quarter of 2016 from RMB905.5 million in the corresponding period of 2015, primarily attributable to an increase in revenue-sharing fees and content costs to RMB967.4 million (US$145.1 million) in the third quarter of 2016 from RMB572.6 million in the corresponding period of 2015. The increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was in line with the increase in revenues and was primarily due to the higher level of user engagement and spending driven by promotional activities, as well as the Company’s investments in expanding the amount of new and innovative content it provides to users. In addition, bandwidth costs slightly increased to RMB149.2 million (US$22.4 million) in the third quarter of 2016 from RMB147.2 million in the corresponding period of 2015, primarily reflecting the continued user base expansion and video quality improvements, but partially offset by the Company’s improved efficiency and pricing terms.

Gross profit increased by 39.4% to RMB814.8 million (US$122.2 million) in the third quarter of 2016 from RMB584.5 million in the corresponding period of 2015. Gross margin was 39.0% in the third quarter of 2016, as compared to 39.2% in the corresponding period of 2015.

OPERATING INCOME

Operating expenses for the third quarter of 2016 decreased by 6.6% to RMB375.0 million (US$56.2 million) from RMB401.3 million in the corresponding period of 2015.

Operating income in the third quarter of 2016 increased by 136.1% to RMB472.9 million (US$70.9 million) from RMB200.3 million in the corresponding period of 2015. Operating margin in the third quarter of 2016 increased to 22.6% from 13.4% in the corresponding period of 2015.

Non-GAAP operating income2 increased by 80.9% to RMB508.4 million (US$76.2 million) in the third quarter of 2016 from RMB281.0 million in the corresponding period of 2015. Non-GAAP operating margin3 increased to 24.3% in the third quarter of 2016 from 18.9% in the corresponding period of 2015.

2 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

3 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

NET INCOME

Net income attributable to YY Inc. increased by 155.8% to RMB400.0 million (US$60.0 million) in the third quarter of 2016 from RMB156.4 million in the corresponding period of 2015. Net margin in the third quarter of 2016 increased to 19.1% from 10.5% in the corresponding period of 2015. Excluding the government subsidy of RMB18.7 million, net income attributable to YY Inc. was RMB381.3 million (US$57.2 million), representing an increase of 143.8% year over year.

Non-GAAP net income attributable to YY Inc.4 increased by 83.7% to RMB435.6 million (US$65.3 million) from RMB237.1 million in the corresponding period of 2015. Non-GAAP net margin5 increased to 20.8% in the third quarter of 2016 from 15.9% in the corresponding period of 2015.

NET INCOME PER ADS

Diluted net income per ADS6 increased by 150.9% to RMB6.90 (US$1.03) in the third quarter of 2016 from RMB2.75 in the corresponding period of 2015.

Non-GAAP diluted net income per ADS7 increased by 79.4% to RMB7.48 (US$1.12) in the third quarter of 2016 from RMB4.17 in the corresponding period of 2015.

BALANCE SHEET AND CASH FLOWS

As of September 30, 2016, the Company had cash and cash equivalents of RMB746.5 million (US$111.9 million) and short-term deposits of RMB3,631.3 million (US$544.5 million). For the third quarter of 2016, net cash from operating activities was RMB652.5 million (US$97.8 million).

SHARES OUTSTANDING

As of September 30, 2016, the Company had a total of 1,107.3 million common shares outstanding, or the equivalent of 55.4 million ADSs outstanding.

Business Outlook

For the fourth quarter of 2016, the Company expects its net revenues to be between RMB2.4 billion and RMB2.5 billion, representing a year-over-year growth of approximately 26.3% to 31.6%. These forecasts reflect the Company's current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on November 21, 2016 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States: +1-845-675-0438

International Toll Free: +1-855-500-8701

China Domestic: 400-1200-654

Hong Kong: +852-3018-6776

Conference ID: # 16894086

4 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

5 Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

6 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.

7 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS.

The replay will be accessible through November 29, 2016 by dialing the following numbers:

United States Toll Free: +1-855-452-5696

International: +61-2-9003-4211

Conference ID: # 16894086

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.6685 to US$1.00, the noon buying rate in effect on September 30, 2016 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a live streaming platform that enables users to interact in live online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$910 million in the fiscal year 2015.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 8212-0000

Email:IR@YY.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 915-1611

Email:IR@YY.com

YY INC.

UNAUDITED CONDENSEDCONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	928,934	746,454	111,937
Short-term deposits	1,894,946	3,631,269	544,541
Restricted short-term deposits	389,221	-	-
Accounts receivable, net	132,353	145,919	21,882
Inventory	14,385	3,453	518
Amount due from related parties	5,297	35,622	5,342
Prepayments and other current assets	147,823	176,749	26,504
Deferred tax assets	116,921	106,179	15,922

Total current assets	3,629,880	4,845,645	726,646

Non-current assets
Deferred tax assets	3,363	5,503	825
Investments	567,557	840,663	126,065
Property and equipment, net	843,449	841,155	126,139
Land use rights, net	-	1,884,371	282,578
Intangible assets, net	146,437	120,822	18,118
Goodwill	151,638	132,311	19,841
Other non-current assets	1,960,430	126,779	19,012

Total non-current assets	3,672,874	3,951,604	592,578

Total assets	7,302,754	8,797,249	1,319,224

Liabilities ,mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds**	-	2,661,536	399,121
Accounts payable	129,819	106,025	15,899
Deferred revenue	385,300	395,227	59,268
Advances from customers	55,086	75,355	11,300
Income taxes payable	107,403	108,468	16,266
Accrued liabilities and other current liabilities	681,889	797,931	119,657
Amounts due to related parties	24,917	36,904	5,534

Total current liabilities	1,384,414	4,181,446	627,045

Non-current liabilities
Convertible bonds*	2,572,119	-	-
Deferred revenue	20,752	26,162	3,923
Deferred tax liabilities	16,817	14,645	2,196

Total non-current liabilities	2,609,688	40,807	6,119

Total liabilities	3,994,102	4,222,253	633,164

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$

Mezzanine equity	61,833	58,458	8,766

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 728,227,848 and 747,719,608 shares issued and outstanding as of December 31, 2015 and September 30, 2016, respectively)	43	43	6
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 369,557,976 and 359,557,976 shares issued and outstanding as of December 31, 2015 and September 30, 2016, respectively)	27	27	4
Additional paid-in capital	2,011,799	2,137,287	320,505
Statutory reserves	56,507	56,507	8,474
Retained earnings	1,207,168	2,158,832	323,736
Accumulated other comprehensive (loss) income	(36,385)	152,450	22,861
Non-controlling interests	7,660	11,392	1,708

Total shareholders’ equity	3,246,819	4,516,538	677,294

Total liabilities, mezzanine equity and shareholders’ equity	7,302,754	8,797,249	1,319,224

*	Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of bonds in the balance sheet as a direct deduction from the related bonds rather than assets. Accordingly, the Company retrospectively reclassified RMB25.3 million of issuance cost of bonds from other non-current assets into convertible bonds as of December 31, 2015.
**	Convertible bonds represent Convertible Senior Notes which may be redeemed within one year.

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Live streaming	1,159,178	1,661,060	1,790,373	268,482	2,974,629	4,809,037	721,157
Online Games	168,332	188,261	149,530	22,423	599,484	508,901	76,314
Membership	76,299	72,070	68,768	10,312	210,482	210,210	31,523
Others	86,153	59,386	81,134	12,167	212,810	191,752	28,755

Total net revenue	1,489,962	1,980,777	2,089,805	313,384	3,997,405	5,719,900	857,749

Cost of revenues(1)	(905,489)	(1,208,340)	(1,275,002)	(191,198)	(2,411,505)	(3,543,873)	(531,435)

Gross profit	584,473	772,437	814,803	122,186	1,585,900	2,176,027	326,314

Operating expenses(1)
Research and development expenses	(153,008)	(172,228)	(163,236)	(24,479)	(396,121)	(515,112)	(77,246)
Sales and marketing expenses	(84,074)	(88,699)	(109,075)	(16,357)	(198,696)	(275,735)	(41,349)
General and administrative expenses	(147,312)	(90,155)	(102,683)	(15,398)	(270,686)	(276,245)	(41,425)
Goodwill impairment	(199,425)	-	-	-	(310,124)	-	-
Fair value change of contingent consideration	182,476	-	-	-	292,471	-	-

Total operating expenses	(401,343)	(351,082)	(374,994)	(56,234)	(883,156)	(1,067,092)	(160,020)

Other income	17,156	22,507	33,065	4,958	49,486	64,477	9,669

Operating income	200,286	443,862	472,874	70,910	752,230	1,173,412	175,963

Foreign currency exchange (losses) gains, net	(37,119)	552	(16)	(2)	(38,286)	773	116
Interest expense	(24,983)	(19,576)	(20,357)	(3,053)	(65,109)	(60,327)	(9,047)
Interest income	30,555	9,902	17,162	2,574	111,707	40,713	6,105
Other non-operating expense	-	(23,474)	-	-	(2,165)	(23,474)	(3,520)

Income before income tax expenses	168,739	411,266	469,663	70,429	758,377	1,131,097	169,617

Income tax expenses	(45,862)	(75,179)	(69,909)	(10,483)	(126,766)	(194,710)	(29,198)

Income before share of income (loss) in equity method investments, net of income taxes	122,877	336,087	399,754	59,946	631,611	936,387	140,419

Share of income (loss) in equity method investments, net of income taxes	3,567	(28)	(1,867)	(280)	10,887	3,879	582

Net Income	126,444	336,059	397,887	59,666	642,498	940,266	141,001

Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders	(29,930)	(7,227)	(2,152)	(323)	(31,529)	(11,398)	(1,709)

Net income attributable to YY Inc.	156,374	343,286	400,039	59,989	674,027	951,664	142,710

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income attributable to YY Inc.	156,374	343,286	400,039	59,989	674,027	951,664	142,710

Other comprehensive income :
Unrealized gain of available-for-sales securities	-	177,152	13,354	2,003	-	190,506	28,568
Foreign currency translation adjustments, net of nil tax	673	(1,459)	(562)	(84)	4,774	(1,671)	(251)

Comprehensive income attributable to YY Inc.	157,047	518,979	412,831	61,908	678,801	1,140,499	171,027

Net income per ADS
—Basic	2.80	6.10	7.07	1.06	11.96	16.91	2.54
—Diluted	2.75	5.97	6.90	1.03	11.68	16.64	2.50
Weighted average number of ADS used in calculating net income per ADS
—Basic	55,918,954	56,244,094	56,560,174	56,560,174	56,371,472	56,290,231	56,290,231
—Diluted	56,884,168	60,761,097	60,814,662	60,814,662	57,710,288	60,773,398	60,773,398

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	8,723	141	3,701	555	15,092	12,454	1,868
Research and development expenses	27,121	26,473	11,120	1,668	41,711	64,893	9,731
Sales and marketing expenses	1,191	941	612	92	2,194	2,392	359
General and administrative expenses	43,695	13,934	20,086	3,012	65,166	51,199	7,678

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	200,286	443,862	472,874	70,910	752,230	1,173,412	175,963
Share-based compensation expenses	80,730	41,489	35,519	5,326	124,163	130,938	19,636

Non-GAAP operating income	281,016	485,351	508,393	76,236	876,393	1,304,350	195,599

Net income attributable to YY Inc.	156,374	343,286	400,039	59,989	674,027	951,664	142,710
Share-based compensation expenses	80,730	41,489	35,519	5,326	124,163	130,938	19,636

Non-GAAP net income attributable to YY Inc.	237,104	384,775	435,558	65,315	798,190	1,082,602	162,346

Non-GAAP net income per ADS
—Basic	4.24	6.84	7.70	1.15	14.16	19.23	2.88
—Diluted	4.17	6.65	7.48	1.12	13.83	18.79	2.82
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	55,918,954	56,244,094	56,560,174	56,560,174	56,371,472	56,290,231	56,290,231
—Diluted	56,884,168	60,761,097	60,814,662	60,814,662	57,710,288	60,773,398	60,773,398

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2016

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,593,495	196,878	-	1,790,373	268,482
Online games	149,530	-	-	149,530	22,423
Membership	68,768	-	-	68,768	10,312
Others	20,240	-	60,894	81,134	12,167

Total net revenue	1,832,033	196,878	60,894	2,089,805	313,384

Cost of revenues(1)	(972,553)	(269,407)	(33,042)	(1,275,002)	(191,198)

Gross profit (loss)	859,480	(72,529)	27,852	814,803	122,186

Operating expenses(1)
Research and development expenses	(125,637)	(31,409)	(6,190)	(163,236)	(24,479)
Sales and marketing expenses	(80,373)	(10,174)	(18,528)	(109,075)	(16,357)
General and administrative expenses	(70,514)	(11,557)	(20,612)	(102,683)	(15,398)

Total operating expenses	(276,524)	(53,140)	(45,330)	(374,994)	(56,234)
Other income	33,065	-	-	33,065	4,958

Operating income (loss)	616,021	(125,669)	(17,478)	472,874	70,910

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2016

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	2,726	934	41	3,701	555
Research and development expenses	7,985	2,357	778	11,120	1,668
Sales and marketing expenses	586	26	-	612	92
General and administrative expenses	4,383	2,229	13,474	20,086	3,012

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2016

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	616,021	(125,669)	(17,478)	472,874	70,910
Share-based compensation expenses	15,680	5,546	14,293	35,519	5,327

Non-GAAP operating income (loss)	631,701	(120,123)	(3,185)	508,393	76,237

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2016

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,517,983	143,077	-	1,661,060	249,938
Online games	188,261	-	-	188,261	28,327
Membership	72,070	-	-	72,070	10,844
Others	28,749	-	30,637	59,386	8,935

Total net revenue	1,807,063	143,077	30,637	1,980,777	298,044

Cost of revenues(1)	(965,291)	(216,606)	(26,443)	(1,208,340)	(181,817)

Gross profit (loss)	841,772	(73,529)	4,194	772,437	116,227

Operating expenses(1)
Research and development expenses	(130,170)	(33,811)	(8,247)	(172,228)	(25,915)
Sales and marketing expenses	(63,038)	(12,247)	(13,414)	(88,699)	(13,346)
General and administrative expenses	(76,169)	(11,115)	(2,871)	(90,155)	(13,566)

Total operating expenses	(269,377)	(57,173)	(24,532)	(351,082)	(52,827)
Other income	22,507	-	-	22,507	3,387

Operating income (loss)	594,902	(130,702)	(20,338)	443,862	66,787

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2016

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	(1,432)	1,441	132	141	21
Research and development expenses	17,976	6,501	1,996	26,473	3,983
Sales and marketing expenses	729	212	-	941	142
General and administrative expenses	10,227	3,807	(100)	13,934	2,097

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2016

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	594,902	(130,702)	(20,338)	443,862	66,787
Share-based compensation expenses	27,500	11,961	2,028	41,489	6,243

Non-GAAP operating income (loss)	622,402	(118,741)	(18,310)	485,351	73,030

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2015

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,076,801	82,377	-	1,159,178	182,387
Online games	168,332	-	-	168,332	26,486
Membership	76,299	-	-	76,299	12,005
Others	46,489	-	39,664	86,153	13,556

Total net revenue	1,367,921	82,377	39,664	1,489,962	234,434

Cost of revenues(1)	(695,373)	(171,212)	(38,904)	(905,489)	(142,471)

Gross profit (loss)	672,548	(88,835)	760	584,473	91,963

Operating expenses(1)
Research and development expenses	(123,378)	(18,233)	(11,397)	(153,008)	(24,075)
Sales and marketing expenses	(62,754)	(8,788)	(12,532)	(84,074)	(13,228)
General and administrative expenses	(72,254)	(6,021)	(69,037)	(147,312)	(23,178)
Goodwill impairment	(128,034)	-	(71,391)	(199,425)	(31,378)
Fair value changes of contingent consideration	108,858	-	73,618	182,476	28,711

Total operating expenses	(277,562)	(33,042)	(90,739)	(401,343)	(63,148)
Other income	17,156	-	-	17,156	2,699

Operating income (loss)	412,142	(121,877)	(89,979)	200,286	31,514

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2015

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	8,194	367	162	8,723	1,372
Research and development expenses	23,065	1,559	2,497	27,121	4,267
Sales and marketing expenses	1,189	2	-	1,191	187
General and administrative expenses	15,381	130	28,184	43,695	6,875

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2015

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	412,142	(121,877)	(89,979)	200,286	31,514
Share-based compensation expenses	47,829	2,058	30,843	80,730	12,701

Non-GAAP operating income (loss)	459,971	(119,819)	(59,136)	281,016	44,215